Filed by IAC/InterActiveCorp
                                                            Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                            Deemed filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                   Commission File No. 000-26521


To:   All IAC Travel Employees Worldwide
Sent: Monday, April 5, 2005
From: Dara Khosrowshahi
Subject Line:  Travel - April 2005

April 2005

Some news regarding our parent and our spin-off plans: as you know from my last email, IAC filed an 8-k that provided investors with certain additional information regarding the spin-off and the resulting entities. We also released the financial headlines for 2004 for Expedia: $1.8 billion in revenue, $425 million in operating income, and $567 million in operating income before amortization ("OIBA") - this before the overhead of being a public company. We should feel great about having such a strong and healthy operating business, and at the same time we should recognize that we have tons of competitors gunning for us. More information will be forthcoming once we file our proxy statement.

On March 28th, IAC also announced the commencement of a share repurchase program. The program is designed to offset a portion of the share dilution as a result of the Ask Jeeves acquisition. As all of you know, Ask.com is the number 5 search engine in a huge and dynamic marketplace - according to JP Morgan, paid search is a $5.8 billion market that is expected to grow at an average annual growth rate of 26% over the next 5 years. The combination of Ask's search assets with IAC's leading local content services, and our collective commerce assets should make these next couple of years pretty interesting. For the soon-to-be Expedia, I view this as the best of both worlds. We get the benefit of having Ask Jeeves as part of the family prior to the spin-off (and we fully expect to strike commercial deals that help both companies), and we get a significant portion of the cost of that acquisition offset through the buyback.

We are now feverishly working to prepare ourselves for life as a separately traded public company. We have to create entirely new functions such as an investor relations department (if you can call 2 people a department), and we have to beef up our financial reporting, legal, and certain other corporate functions as we separate from IAC. You should know that we in no way want to build a big-time Corporate group - we will be as lean and efficient as we can be in providing the proper protection and function of a public company, which in this environment is a heavier responsibility than it ever has been. In the meantime, the folks at the Expedia Corporate group have been working overtime to prepare for the spin-off, and all of us should thank them for their tireless efforts.



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We will shortly be launching our annual employee opinion survey - this is the first time we are launching the survey on a company-wide basis - that is, in our present configuration. This is a perfect opportunity for us to hear from each of you about how things are going, just before the spin-off and especially with my coming in as the new CEO. We realize that there have been a ton of changes this year (which we know can be difficult to deal with), but we can only get better as a company and as a place to work if we know where to improve. This is your chance give us some feedback. So, please take the time to complete this survey. As in the past, we have partnered with Burke Consulting who will conduct the survey and ensure your confidentiality. Look for Kathy Dellplain and the HR team to deliver results in July.

Finally, have you spent your one day per quarter helping another P&L? We cannot take the fact that we are global and multi-brand for granted, and I will be working with our management group to make sure that we are actively sharing best practices and talent across our company.

Thanks again for all the hard work. I realize that the spin-off and other external events can be distracting to the day to day running of our businesses, but it's our day to day work that will define who we are and what we can become. I certainly won't ignore these external factors and will report them to you as I have this month, but let's make sure that keep executing and pushing and everything else will take care of itself.

Dara.

FORWARD-LOOKING STATEMENTS

This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to IAC's anticipated financial performance, business prospects, new developments and similar matters, and/or statements preceded by, followed by or that include the words "believes," "could," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions. These forward-looking statements are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Actual results may differ materially from those suggested by the forward-looking statements due to a variety of factors, including changes in business, political, and economic conditions due to the threat of future terrorist activity or otherwise, actions and initiatives by current and potential competitors, changes in the availability of favorably priced inventory, changes in occupancy rates, the effect of current and future legislation or regulation, the ability to make cost efficient expenditures in connection with expanding our reach, the ability to expand our reach into international markets, and certain other additional factors described in IAC's filings with the Securities and Exchange Commission. Other unknown or unpredictable factors also could have material adverse effects on IAC's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this document.

IAC is not under any obligation and does not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this document to reflect circumstances existing after the date of this document or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.



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ADDITIONAL INFORMATION ABOUT THE ASK JEEVES ACQUISITION

In connection with its previously announced, pending acquisition of Ask Jeeves, Inc. ("Ask Jeeves"), IAC intends to file a registration statement with the Securities and Exchange Commission ("SEC") that will include a combined proxy statement/prospectus of Ask Jeeves and IAC and other relevant documents. Ask Jeeves stockholders should read the proxy statement/prospectus and other relevant materials when they become available, because they will contain important information about Ask Jeeves, IAC and the proposed merger.

In addition to the documents described above, Ask Jeeves and IAC file annual, quarterly and current reports, proxy statements and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed with the SEC by Ask Jeeves or IAC are available without charge at the SEC's website at www.sec.gov, or from the companies' websites, at www.ask.com and www.iac.com, respectively.

Ask Jeeves, IAC and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Ask Jeeves stockholders in connection with the proposed merger. A description of certain interests of the directors and executive officers of Ask Jeeves is set forth in Ask Jeeves' proxy statement for its 2004 annual meeting, which was filed with the SEC on April 16, 2004. A description of certain interests of the directors and executive officers of IAC is set forth in IAC's proxy statement for its 2004 annual meeting, which was filed with the SEC on April 29, 2004. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the proposed merger.

ADDITIONAL INFORMATION ABOUT THE IAC SPIN-OFF

     As previously announced, IAC intends to spin-off its travel-related businesses into a separate publicly-traded company. In connection with the proposed spin-off it is currently expected that IAC will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). Stockholders of IAC are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information about IAC, the proposed spin-off transaction and related matters. Investors and security holders can obtain free copies of the proxy statement/prospectus when it becomes available by contacting Investor Relations, IAC/InterActiveCorp, Carnegie Hall Tower, 152 W. 57th Street, 42nd Floor, New York, NY 10019 (Telephone: (212) 314-7400). Investors and security holders can also obtain free copies of the proxy statement/prospectus and other documents filed by IAC and Expedia with the SEC in connection with the proposed spin-off transaction at the SEC's web site at www.sec.gov.

In addition to the proxy statement, IAC files annual, quarterly and current reports, proxy statements and other information with the SEC, each of which should be available at the SEC's web site at www.sec.gov. You may also read and copy any reports, statements and other information filed by IAC at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

IAC and its directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of IAC's stockholders to approve the proposed spin-off transaction. Such individuals may have interests in the transaction as described herein, including as a result of current holdings of options or shares of IAC's stock and future holdings of options or shares of Expedia's stock, which will be impacted in the transaction. Information regarding IAC and the equity interests of its directors and officers who may be deemed to be participants in the solicitation of proxies is contained in IAC's proxy statement, filed with the SEC on April 29, 2004.